

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 2, 2010

Via U.S. Mail and Fax

Christopher T. Young, Chief Financial Officer
Entravision Communications Corporation
2425 Olympic Boulevard, Suite 6000 West
Santa Monica, CA 90404

      RE: **Entravision Communications Corporation**
             Form 10-K for the year ended December 31, 2008
             Form 10-Q for the period ended September 30, 2009
             File No. 1-15997

Dear Mr. Young:

We have completed our review of the above filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director